FOR IMMEDIATE RELEASE

ISSUED ON BEHALF OF REED INTERNATIONAL PLC and ELSEVIER NV

           REED ELSEVIER SUCCESSFULLY COMPLETES HARCOURT TENDER OFFER

NEW YORK (July 12, 2001) Reed Elsevier Inc. announced today the successful completion of its tender offer for Harcourt General, Inc. (NYSE: H). The tender offer for all outstanding shares of common stock and shares of series A cumulative convertible stock ("Preferred Stock") of Harcourt expired at 8:00 p.m., New York City time on Wednesday, July 11, 2001. Reed Elsevier has accepted for payment all shares of Harcourt validly tendered and not withdrawn as of the expiration of the offer. Payment for shares accepted for payment in the amount of $59.00, net to the seller in cash for each share of common stock, and $77.29, net to the seller in cash for each share of Preferred Stock, will be made promptly.

Crispin Davis, Chief Executive Officer of Reed Elsevier, said: "We are very pleased that our offer for Harcourt has been successful with close to 95% of the common shares tendered. We can now move quickly to finalise the legal merger process and the agreed on-sale of assets to The Thomson Corporation. We are delighted to welcome to Reed Elsevier the management and staff of Harcourt and we will be working closely together to combine our businesses."

Based upon a preliminary count from the Depositary, as of 8:00 p.m., New York City time, on July 11, 2001, approximately 70,850,215 shares of common stock of Harcourt (which includes 1,305,091 shares of common stock tendered pursuant to guarantees of delivery), representing approximately 94.8% of the outstanding shares of common stock, had been validly tendered and not withdrawn pursuant to the offer. In addition, approximately 570,374 shares of Preferred Stock (which includes 2,200 shares tendered pursuant to guarantees of delivery) had been validly tendered and not withdrawn pursuant to the offer.

Reed Elsevier intends to take prompt action to effect the proposed merger of REH Mergersub Inc., a wholly owned subsidiary of Reed Elsevier, with and into Harcourt. Upon completion of the merger, Harcourt will become a wholly owned subsidiary of Reed Elsevier. Pursuant to the merger, holders of Harcourt stock, other than holders who seek appraisal rights pursuant to applicable provisions of Delaware law, will receive for each share of common stock not previously tendered in the offer $59.00 in cash without interest and each share of Preferred Stock not previously tendered in the offer $77.29 in cash without interest. Harcourt will promptly mail to holders who did not tender their shares in the tender offer materials and instructions on how to receive the cash amounts in exchange for shares.


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Once the merger has been completed, Reed Elsevier will complete the on-sale of the Higher Education and certain Corporate and Professional Services businesses of Harcourt to The Thomson Corporation.

Contact:

Catherine May, Reed Elsevier, tel: +44 (0)20 7222 8420

Notes to Editors

Reed Elsevier plc

Reed Elsevier plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed International P.L.C and Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REED;
Amsterdam: ELSN; New York: RUK, ENL.

In 2000, Reed Elsevier made adjusted profit before taxation of (pound)690 million ($1,042million) on turnover of (pound)3,768 million ($5,690 million). Following the acquisition of Harcourt, the group employs more than 35,000 people, including some 21,300 in North America.

Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.

Further information on Reed Elsevier can be found on the company's website at www.reedelsevier.com

Harcourt General, Inc.

Harcourt General, through its wholly owned subsidiary, Harcourt Inc., is a broadband learning company and a major participant in the growing global markets for education, assessment, training and professional information. In the year 31 October, 2000, Harcourt General reported revenues of US $ 2,408 million.


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